SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Form of Proxy for the First Extraordinary General Meeting for 2014	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 6, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Form of Proxy for the First Extraordinary General Meeting for 2014

Number of shares to which this proxy form relates

I/We                                                                                                                                                         of address/identity card number and shareholder number                                                                   being shareholder/shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding                                  A shares /                                  H shares of the Company hereby appoint the Chairman of the first extraordinary general meeting for 2014 (the “EGM”) /                                         as my/our proxy to attend the EGM on my/our behalf to be held in Jinshan District, Shanghai, the PRC, at 2:00 p.m. on Tuesday, 23 December 2014, to vote on the following resolutions as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/her discretion as to how to vote:

Special Resolutions		For	Against
1	THAT the Share Option Scheme (the terms of which have been set out in a document marked “A,” submitted to the EGM and signed by the chairman of the EGM for identification purposes, and a summary of terms of which, set out according to the structure and terms specified below, is contained in Appendix I to the circular of the Company dated 6 November 2014), be and is hereby approved and adopted:
1.1	the basis for determining the Participants and the scope of the Participants;
1.2	the source and number of the Underlying Shares;
1.3	the Validity Period, the Grant Date, the vesting period, the exercise arrangements and the lock-up provisions under the Scheme;
1.4	the Exercise Price of the Share Options and the basis of determination;
1.5	the conditions of the Grant and the exercise of the Share Options;
1.6	the methods and procedures for adjusting the number and the Exercise Price of the Share Options;
1.7	the accounting policies of the Share Options;
1.8	the procedures of the Grant and the exercise of the Share Options;
1.9	the respective rights and obligations of the Company and the Participants;
1.10	the solutions for special circumstances; and
1.11	the amendments and termination of the Share Option Scheme.
2	THAT the Administrative Measures on the A Share Option Incentive Scheme, as contained in Appendix III to the circular of the Company dated 6 November 2014, be and is hereby approved and adopted.
3	THAT the Administrative Measures for Appraisal under the A Share Option Incentive Scheme, as contained in the Appendix IV to the circular of the Company dated 6 November 2014, be and is hereby approved and adopted.

4	THAT the Board be and is hereby authorised to deal with all matters in relation to the Share Option Scheme of the Company. The Board is hereby authorized to conduct, among others, the following:

	(i)	to grant the Share Options to the Participants upon fulfilment of the Conditions of Grant by the Company and the Participants, and to handle all matters necessary in relation to the grant of the Share Options;

	(ii)	to examine and confirm the fulfilment of the effective conditions by the Company and the Participants, and to handle all matters necessary in relation to the exercise of the Share Options by the Participants, including but not limited to determining the exercise prices for each batch of the Share Options in accordance with the Share Option Scheme;

	(iii)	to approve the proposal on share options to be granted in the future, and to handle the corresponding approval processes in accordance with the then prevailing laws, regulations and rules of competent authorities;

	(iv)	to adjust the number of the Share Options, the number of the underlying Shares, the exercise price and etc. in accordance with the provisions of the Share Option Scheme, in the event of any capitalisation issue, bonus issue, sub-division or consolidation of Shares or rights issue as specified in the Share Option Scheme;

	(v)	to handle the Share Options (effective or not effective, exercised or outstanding) granted to the Participants in accordance with the provisions of the Share Option Scheme, in the event of such special events as resignation, retirement or death in relation to the Company or the Participants as specified in the Share Option Scheme;

Special Resolutions			For	Against
	(vi)	to determine whether to reclaim the benefits obtained from the exercise of the Share Options by the Participants in accordance with the provisions of the Share Option Scheme;

	(vii)	to otherwise manage the Share Option Scheme where necessary;

	(viii)	to carry out any other matters (exclusive of those matters expressly stipulated in relevant documents to be determined or approved by the general meeting) necessary for the Share Option Scheme, including amending the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of the Company;

	(ix)	to handle such processes as approval, registration, filing, verification or consent in relation to the Share Option Scheme with relevant governmental departments or institutions; to execute, perform, amend or complete the documents submitted to the relevant governmental departments, institutions, organizations or individuals; and to conduct all acts, things and matters it deems as necessary, appropriate or advisable in relation to the Share Option Scheme; and

	(x)	the abovementioned authorization to the Board shall be valid as long as the Share Option Scheme is effective.
Ordinary Resolution			For	Against
5	THAT the appointment of Mr. Zheng Yunrui as an independent supervisor of the eighth session of the supervisory committee of the Company, be and is hereby approved.

*	Please refer to the notice of the EGM set out in the circular of the Company dated 6 November 2014 for the full text of the aforesaid resolutions. You should read the circular before appointing any proxies.
**	Please note that Mr. Jin Mingda, an independent non-executive director of the Company, has sent out a proxy form for the solicitation of voting rights for the EGM (the “Independent Director’s Proxy Form”) in accordance with relevant PRC regulations to solicit votes from the shareholders in respect of the resolutions relating to the Share Option Scheme at the EGM. Should you wish to appoint Mr. Jin Mingda as your proxy to vote for you and on your behalf at the EGM on the resolutions relating to the Share Option Scheme, please complete and return the Independent Director’s Proxy Form to the Company in the way specified in note 7 below, not less than 24 hours before the time appointed for holding the EGM or any adjournment thereof (as the case may be). You may appoint Mr. Jin Mingda as your proxy to vote for you and on your behalf on the resolutions regarding the Share Option Scheme ONLY (i.e. the proposed special resolutions 1 to 4). You have to use the proxy form to appoint your proxy to vote for you and on your behalf on the other resolution (i.e. the proposed ordinary resolution on the election of the independent supervisor of the Company). For the avoidance of doubt, if you wish to appoint persons other than Mr. Jin Mingda as your proxy to vote on your behalf on all resolutions including those relating to the Share Option Scheme at the EGM, you may complete and return this proxy form only and disregard the Independent Director’s Proxy Form. If you complete and return both this proxy form and the Independent Director’s Proxy Form and your voting indications in relation to the relevant resolutions as set out in this proxy form and the Independent Director’s Proxy Form are inconsistent, your voting indications set out in the Independent Director’s Proxy Form will be counted as your vote(s) for or against the relevant resolutions on the Share Option Scheme.

Date: 2014	Signature:

Notes:

1.	Please fill in the number of shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy to be deemed to relate to all the shares registered in the Company in your name(s).
2.	H shareholders of the Company, please fill in your full name(s) and address(es) in BLOCK LETTERS; A shareholders of the Company, please fill in your full name(s), identity card number(s) and shareholder number(s) in BLOCK LETTERS.
3.	Please fill in the number of shares registered in your name(s).

4.	Any shareholder entitled to attend and vote at the EGM is entitled to appoint more than one proxy to attend the EGM and vote on his/her behalf. A proxy need not be a shareholder of the Company. If any proxy other than the Chairman of the EGM is preferred, please strike out “the Chairman of the first extraordinary general meeting for 2014” and insert the name, address and identity card number of the proxy desired in the space provided. A shareholder is entitled to appoint any person of his/her own choice to be his/her proxy. The proxy does not need to be a shareholder of the Company but he/she must attend the EGM in person.
5.	Note: If you intend to vote for any resolution, please mark “✓” in the “for” column. If you intend to vote against the resolution, please mark “X” in the “against” column. If no instruction is given, the appointed proxy shall have the discretion to vote.
6.	This form of proxy must be signed by you or your proxy duly authorised in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of the legal representative (person-in-charge) or attorney duly authorised.

If this form of proxy is signed by your proxy, it must be notarised.

7.	A Shareholders of the Company should note that: in order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarised copy thereof, must be returned to the registered address of the Company (The Secretariat of the Board of Directors, Sinopec Shanghai Petrochemical Company Limited at No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, Postcode: 200540) not less than 24 hours before the time appointed for holding the EGM or any adjournment thereof (as the case may be).

H Shareholders of the Company should note that: in order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarised certified copy thereof, must be returned to the Company’s H Share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for holding the EGM or any adjournment thereof (as the case may be).

8.	Any alternation made to this form of proxy must be initialed by the person(s) who sign(s) it.
9.	In representing a shareholder to attend the EGM, the proxy so appointed shall produce his/her proof of identity and the power of attorney duly signed by the person appointing the proxy or his or her legal representative. The power of attorney shall state the date of issuance.